BomBoard LLC

A Delaware Limited Liability Company

d/b/a BomBoard

www.BomBoard.com



_____

$1,000,000 MAXIMUM OFFERING

5,000,000 Common Membership Units Offered

OFFERING PRICE: $0.20 per Unit
$1,000 MINIMUM INVESTMENT (5,000 Units)

_____

REGULATION CROWDFUNDING OFFERING ONLY

THESE ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" SECTION.

In the event you decide not to participate in this Offering, please destroy all copies of or return the entire Regulation Crowdfunding Offering Memorandum to the office of the Placement Agent as set forth below:

Venture.co Brokerage Services
159 Bank Street
Burlington, VT 05401

The date of this Confidential Offering Memorandum is 5/15/2016

This Regulation Crowdfunding Offering Memorandum (the "<u>Memorandum</u>") relates to the offer and sale to a select group of Regulation Crowdfunding investors of up to 5,000,000 common membership interests (the "<u>Membership Units</u>") of BomBoard LLC (the "<u>Company</u>"), a Delaware limited liability company, at an offering price of $0.20 per Membership Unit for a maximum aggregate offering price of $1,000,000 (the "<u>Offering</u>").

All of the Membership Units will be sold on a "best-efforts" basis which means that net Offering proceeds will be available to the Company upon receipt, acceptance and clearance thereof after the minimum investment threshold of $250,000 in aggregate has been reached. There can be no assurance that all of the Membership Units offered will be subscribed for.

The minimum subscription by an investor is a $1,000 investment (5,000 Membership Units) (the "<u>Minimum Investment Amount</u>".

	Price to Investors	Commission[1]	Company Proceeds[2]
Per Minimum Investment Amount	$ 250,000	$ 20,000	$ 230,000
Maximum Offering	$ 1,000,000	$ 80,000	$ 920,000

(1) Offers and sales of Membership Units will be made on an "best-efforts" basis through Venture.co Brokerage Services ("<u>VENTURE.co</u>"), a Delaware limited liability company and member of the Financial Industry Regulatory Authority, Inc. VENTURE.co will act as the exclusive selling broker and receive commissions of up to 8% of the aggregate principal amount.

(2) Amounts shown reflect proceeds after deducting selling commissions received by VENTURE.co, but before deducting offering expenses payable by the Company such as attorney or consultant fees, subject to applicable securities laws and this Memorandum.

<u>EXCLUSIVE PLACEMENT AGENT</u>

VENTURE.CO BROKERAGE SERVICES MEMBER: FINRA/SIPC
159 BANK STREET, SUITE 202
BURLINGTON, VT 05489
(844)-780-6797

All communications regarding this Memorandum should be sent to the Exclusive Placement Agent.

NOTICE TO INVESTORS

An investment in the securities involves a high degree of risk. Prospective investors in the Membership Units should thoroughly consider this Memorandum and certain special considerations concerning the Company described herein. See "RISK FACTORS" below. There is currently no trading market for any securities of the Company, nor is it expected or assured that such market will develop in the foreseeable future.

A CROWDFUNDING INVESTMENT INVOLVES A RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THE ISSUER WILL FILE A REPORT ON EDGAR ANNUALLY AND POST THE REPORT ON ITS WEBSITE, NO LATER THAN 120 DAYS AFTER THE END OF EACH FISCAL YEAR COVERED BY THE REPORT.

IN ACCORDANCE WITH RULE 202(b) OF REGULATION CROWDFUNDING, THE ISSUER WILL FILE THE REQUISITE ANNUAL REPORT UNTIL THE EARLIEST OF THE FOLLOWING EVENTS OCCURS:

(1) THE ISSUER IS REQUIRED TO FILE REPORTS UNDER EXCHANGE ACT SECTIONS 13(A) OR 15(D);
(2) THE ISSUER HAS FILED AT LEAST ONE ANNUAL REPORT AND HAS FEWER THAN 300 HOLDERS OF RECORD;
(3) THE ISSUER HAS FILED AT LEAST THREE ANNUAL REPORTS AND HAS TOTAL ASSETS THAT DO NOT EXCEED $10 MILLION;
(4) THE ISSUER OR ANOTHER PARTY PURCHASES OR REPURCHASES ALL OF THE SECURITIES ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT, INCLUDING ANY PAYMENT IN FULL OF DEBT SECURITIES OR ANY COMPLETE REDEMPTION OF REDEEMABLE SECURITIES; OR
(5) THE ISSUER LIQUIDATES OR DISSOLVES IN ACCORDANCE WITH STATE LAW.

TABLE OF CONTENTS

GENERAL NOTICES AND REPRESENTATIONS

This Memorandum is furnished on a confidential basis. This Memorandum constitutes an offer of securities only to the person to whom it is specifically delivered for that purpose ("Offeree"), and is provided solely for the purpose of evaluating an investment in the Company. By accepting delivery of this Memorandum and receiving any other oral or written information provided by the Company in connection with the Offering, each Offeree agrees (a) to keep confidential the contents of this Memorandum and such other information and not to disclose the same to any third party or otherwise use the same for any purpose other than evaluating an investment in the Company, and (b) not to copy, in whole or in part, this Memorandum or any other written information provided by the Company in connection herewith. Each Offeree further agrees to return this Memorandum and any such written information to VENTURE.co, 159 Bank Street, Suite 202, Burlington, Vermont 05401; Attention: Kyle Clark, in the event that (i) the Offeree does not subscribe to purchase any Membership Units, (ii) no portion of the Offeree's subscription is accepted, or (iii) the Offering is terminated or withdrawn.

To the extent applicable, the Membership Units offered hereby have not been registered under the US federal Securities Act of 1933 (the "Securities Act") or any US state securities laws, in reliance upon exemptions therefrom. If applicable, the Membership Units may not be sold, transferred, pledged or otherwise disposed of in the absence of registration under the Securities Act and under any applicable US state securities or blue sky laws unless pursuant to exemptions therefrom. This Memorandum does not constitute an offer to sell, or a solicitation of an offer to buy, any Membership Units offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. This Memorandum does not constitute an Offer if the prospective investor is not qualified under applicable securities laws.

In determining whether to invest in the Membership Units, each person must rely upon his, her or its own examination of the Company and the terms of the Offering made hereby, including the merits and risks involved. The information contained in this Memorandum also supersedes any information concerning the Company or the terms of any investment therein provided to any prospective investor prior to the date of this Memorandum.

The Company makes no expressed or implied representation or warranty as to the attainability of any forecasted financial information that may be expressed or implied herein or as to the accuracy or completeness of the assumptions from which that forecasted information is derived. It must be recognized that the projections of the Company's future performance are necessarily subject to a high degree of uncertainty, that actual results can be expected to vary from the results projected and that such variances may be material and adverse. Prospective investors are expected to conduct their own investigation with regard to the Company and its prospects. It is expected that each Offeree will pursue his, her or its own independent investigation with respect to the forecasted financial information included herein. Prospective investors in the Membership Units are not to construe the contents of this Memorandum as legal, business or tax advice. Each prospective investor in the Membership Units should consult his, her or its own attorney, business advisor and tax advisor as to the legal, business, tax and related matters concerning this Offering.

This Memorandum has been prepared solely for the purpose of the proposed offering of the Membership Units. The Company reserves the right to reject any subscription for the Membership Units to which any prospective investor in the Membership Units has subscribed, in whole or in part, or to accept less than the Minimum Investment Amount.

THIS OFFERING IS NOT UNDERWRITTEN. THE OFFERING PRICE HAS BEEN ARBITRARILY SET BY THE MANAGEMENT OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT ANY OF THE SECURITIES WILL BE SOLD.

The management of the Company has provided all of the information stated herein. The Company makes no express or implied representation or warranty as to the completeness of this information or, in the case of projections, estimates, future plans, or forward looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived, and it is expected that each prospective investor will pursue his, her, or its own independent investigation. It must be recognized that estimates of the Company's performance are necessarily subject to a high degree of uncertainty and may vary materially from actual results.

This Offering is expected to be conducted as a Regulation Crowdfunding Offering in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

This Memorandum has been prepared solely for the information of the person to whom it has been delivered by or on behalf of the Company. Distribution of this Memorandum to any person other than the prospective investor to whom this Memorandum is delivered by the Company and those persons retained to advise them with respect thereto is unauthorized. Any reproduction of this Memorandum, in whole or in part, or the divulgence of any of the contents without the prior written consent of the Company is strictly prohibited. This Offering is made subject to withdrawal, cancellation, or modification by the Company without notice and solely at the Company's discretion. Each prospective investor, by accepting delivery of this Memorandum, agrees to return it and all other documents received by them to VENTURE.co if the prospective investor's subscription is not accepted or if the Offering is terminated.

By acceptance of this Memorandum, prospective investors recognize and accept the need to conduct their own thorough investigation and due diligence before considering a purchase of the Membership Units.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Memorandum and the documents available on Venture.co include *"forward-looking statements"* within the meaning of the Securities Act of 1933, as amended. All statements other than statements of historical fact are forward-looking statements.

Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those risks, trends and uncertainties are the Company's ability to raise sufficient working capital to carry out the business plans, the long-term efficacy of the business plans, the ability to protect its intellectual property, and general economic conditions.

Although we believe that in making such forward-looking statements, expectations are based upon reasonable assumptions; such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. We cannot assure you that the assumptions upon which these statements are based will prove to have been correct.

When used in this Memorandum, the words *"expect," "anticipate," "intend," "plan," "believe," "seek," "estimate"* and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under *"Risk Factors"* and elsewhere in this Memorandum.

You should read these statements carefully because they discuss the Company's expectations about its future performance, contain projections of its future operating results or its future financial condition, or state other *"forward-looking"* information. Before you invest in the Membership Units, you should be aware that the occurrence of any of the contingent factors described under the "RISK FACTORS" section of this Memorandum could substantially harm the business, results of operations, and financial condition. Upon the occurrence of any of these events, you could lose all or part of your investment.

We cannot guarantee any future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update any of the forward-looking statements in this Memorandum after the date of this Memorandum.

ABOUT THIS MEMORANDUM

The terms "BomBoard LLC," "BomBoard," the "Company," "us," "our" and "we," as used in this Memorandum, refer to BomBoard LLC, a Delaware limited liability company.

You should rely only on the information contained in this Memorandum. The Company has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Memorandum is accurate as of the date on the front cover of this Memorandum only. The Company's business, financial condition, results of operations and prospects may have changed since that date.

The following term sheet summarizes the basic terms and conditions on which the Company proposes to sell the Membership Units to certain investors in an exempt Regulation Crowdfunding offering, subject to documentation in the definitive subscription agreements and to completion of all appropriate due diligence investigations. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Memorandum and in the documents relating to this transaction, including, without limitation, the Company's Subscription Agreement for the Membership Units (Available online at Venture.co).

MEMORANDUM SUMMARY

The Business Manufacturing, marketing and sales of a small powered watercraft named BomBoard along with associated accessories, service repair, insurance, and financing.

The Company BomBoard LLC (the "Company") was organized on February 22, 2006, as a Delaware limited liability company under the name Bom Board LLC. On June 13, 2006, the Company changed its name to BomBoard LLC. The Company has been organized for the express purpose of developing and marketing a cutting edge personal watercraft. The Company's address is 884 S. Janesville Street, Suite E, Whitewater, WI 53190. The Company's website is www.BomBoard.com.

The Offering The Company, through its exclusive placement agent, Venture.co Brokerage Services ("VENTURE.co"), proposes to sell the Membership Units only to certain investors in an exempt, unregistered offering, in accordance with the Regulation Crowdfunding rules.

Size of the Offering The Company is offering up to 5,000,000 common membership interests (the "Membership Units"), at an offering price of $0.20 per Membership Unit, for a maximum aggregate offering price of $1,000,000 (the "Offering"). The minimum offering to close is $250,000. The minimum subscription by an investor is $1,000 (the "Minimum Investment Amount"); however, the Company reserves the right to accept less than the Minimum Investment Amount. The Company will return all proceeds received over and above the maximum offering amount of $1,000,000.

Related Offering The Company has raised funds under Regulation D and continues to raise funds from accredited investors in a contemporaneous Regulation D, Rule 506(c) offering.

Subscription Period The Membership Units are being offered until the earlier of (i) 111 days from the date of this Memorandum or (ii) upon the sale of all Membership Units being offered hereby.

Depository Account All payments received on account of subscriptions from subscribing investors will be held in a depository escrow account maintained by Fund America Securities LLC ("Depository Account") or equivalent.

Company Ownership Company is authorized to issue up to 76,200,000 membership interests consisting of 66,000,000 common Membership Units and 10,200,000 Profits Interest Units (described below). A total of 34,107,498 Common Membership Units and 6,125,000 Profits Interests Units were issued before the May 16, 2016 offering date. As of April 30, 2016, the Company also has $308,415 of debt and accrued interest that is convertible at the option of the debt holders to 2,469,452 Common Membership Units.

Use of Proceeds	Commercialization of the BomBoard, a modular personal watercraft, including engineering and tooling of the BomBoard administrative and other expenses associated with commercialization and preparation of the BomBoard for market.
Subscription Agreement	The investment will be made pursuant to a Subscription Agreement (available online at venture.co) between the Company and each investor, which agreement contains, among other things, certain representations, warranties and covenants of the investor.
Operating Agreement	If you decide to invest, you must read and understand the Company's operating agreement, which is available to you at https://txact.venture.co/dashboard/investor. Your rights as a holder of the BomBoard LLC Membership Units in the Company will be subject to the provisions of the operating agreement. Therefore, you should carefully review and have your professional advisors, including legal counsel, review the operating agreement prior to making any investment in the Membership Units.
The Manager and Voting Rights	The Company is a manager-managed limited liability company. The members of the Company, in their capacity as members, have no authority to govern the affairs of the Company. The holders of our Membership Units are members of the Company but only have the authority to call meetings in order to vote to elect or remove the Manager(s) in accordance with the provisions of the Company's operating agreement. John H. West is presently the sole manager (the "Manager") of the Company. The Manager(s) can be elected or removed only by the unanimous consent of the holders of our Membership Units. Investors are being offered a minority interest in the Company's Membership Units and accordingly will have limited ability to elect or remove the sole Manager.
Risks	See "RISK FACTORS" and the other information included in this Memorandum for a discussion of factors you should carefully consider before deciding to invest in the Membership Units.
Management	John H. West, CEO and sole Manager
	Anders Stubkjaer, COO and CFO
	Dr. Britt Cobb, Powertrain Engineering
	Mike Cubberly, Director of Marketing
	Beatrice Davis, Branding and Social Media Consultant

Available
Information

Anders Stubkjaer, the Company's COO/CFO, will be available upon request to answer questions concerning the terms of this Offering, to provide any reasonably requested information necessary to verify the accuracy of the information contained in this Memorandum and to provide such other information reasonably requested by prospective investors as they deem necessary for the purposes of considering an investment in the Company. Mr. Stubkjaer can be reached by telephone at (847) 778-2477 or by e-mail at astubkjaer@BomBoard.com.

Kyle Clark, the Registered Principal of the exclusive placement agent, will be available upon request to answer questions concerning the terms of this Offering, to provide any reasonably requested information necessary to verify the accuracy of the information contained in this Memorandum and to provide such other information reasonably requested by prospective investors as they deem necessary for the purposes of considering an investment in the Company. The Mr. Clark can be contacted by telephone at (802) 338-1876 or by email at kyle@venture.co

TERMS OF THE OFFERING

Offering of Membership Units

The Membership Units are being offered to investors in accordance with the provisions of Regulation Crowdfunding. We are offering for sale of a minimum of 1,250,000 and a maximum of 5,000,000 common membership interests (the "Membership Units") of BomBoard LLC, a Delaware limited liability company, doing business as BomBoard, at an offering price of $0.20 per Membership Unit, for a maximum aggregate offering price of $1,000,000. The minimum subscription by an investor is $1,000; however, in the sole discretion of the Company's management, the minimum investment per investor may be waived.

All of the Membership Units will be sold on a "best-efforts" basis. The maximum offering amount is $1,000,000 (the "Maximum Offering Amount").

In accordance with Regulation Crowdfunding, all securities will be offered and sold through the Company's exclusive placement agent, VENTURE.co, a Delaware limited liability company and Member: FINRA/SIPC.

All payments received on account of subscriptions from subscribing investors will be held in a depository escrow account maintained by Fund America Securities, LLC ("Depository Account") or equivalent pending receipt and acceptance by the Company of subscription payments for the Minimum Investment Amount ($1,000).

The Offering will commence promptly after the date of this Memorandum and will terminate on the earlier of (i) the Maximum Offering Amount is sold, or (ii) 111 days from the date of this Memorandum.

Notwithstanding the foregoing, the Company reserves the right to terminate or extend this Offering at any time without notice as deemed necessary in the sole discretion of the Company's management.

Plan of Distribution

Investors may subscribe to purchase the Membership Units by (i) completing, dating and signing the Subscription Agreement on www.venture.co; (ii) submitting such financial information and documentation as is necessary to be verified as an investor; and (iii) making payment in accordance with the Subscription Agreement. We reserve the right to accept or reject any subscription in whole or in part. If accepted in part, the rejected portion of the investor's subscription will be refunded to the investor (together with accrued interest thereon, if any). No offer and sale of our Membership Units shall be considered to have been made until these subscription procedures are completed and the Company has received the investor's investment funds. Proceeds received over and above the maximum offering amount of $1,000,000 will be returned to investors as soon as practically possible.

Sales Commissions. The Company will pay commissions to VENTURE.co of up to 8% of the price of the Membership Units sold, in accordance with and subject to federal securities law and the securities law of the various states.

No Federal Registration. The Membership Units are not being registered for sale as securities under the Securities Act of 1933 (the "Securities Act") in reliance upon all available and applicable exemptions from registration under the Securities Act, including, but not limited to, the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

PROCEDURE TO PURCHASE SECURITIES

The suitability standards discussed under "INVESTOR SUITABILITY REQUIREMENTS" above represent minimum suitability standards for prospective investors. Each prospective investor, together with his, her or its investment, tax, legal, accounting and other advisors, should determine whether this investment is appropriate for such investor.

Each investor who wishes to subscribe for Membership Units must provide the Company with the following:

1. A completed and executed Subscription Agreement, signed electronically at https://txact.venture.co/dashboard/investor
2. A wire transfer for the full purchase price of the securities for which the investor subscribes, payable to account specified after the online "offer" to buy securities is made at: www.venture.co

Questions pertaining to the procedure to purchase securities should be directed to:
Kyle Clark
Registered Principal
VENTURE.co, Burlington, VT
kyle@venture.co
802-338-1876

RISK FACTORS

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward-looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your investment.

General Risks Associated with an Early Stage Company

As a new company we have a limited operating history. The Company was organized on February 22, 2006. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:

- fully develop and broaden our technology and product offerings;
- acquire customers
- explore opportunities and alliances with other companies; and
- facilitate business arrangements.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Membership Units. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. The potential competitors, including most worldwide powersports companies, have substantially more resources than the Company. Several other companies, as further described in the business plan, have announced or are offering various small, powered personal watercraft. While those offerings are currently quite different than the BomBoard product, these companies may develop directly competing products in the future.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding common Membership Units in the Company. Due to their ownership positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

Risks Associated with the Business of the Company

You can lose 100% of your investment.   Many small business startups like the Company fail. BomBoard is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

The general adoption of new technology cannot be assured. The Company's product is new technology and will be subject to social, economic, and technological adoption at the consumer, retail, and corporate level. The success of the Company will depend on the adoption of our products by all user groups, which will be dependent, long-term, on the bottom-up adoption cycle from customers vs. a top-down adoption from businesses. It is not possible to predict the adoption rate of the end customer due to the risk that our products will not be commercially or technologically adopted.

The Company is a startup and has no revenue history. Since its inception, the Company has operated at a loss and as of December 31, 2015 has accrued debt of approximately $308,000 and owes approximately $139,000 to officers of the Company

The Company's financial statements have been internally prepared and reviewed by an independent accounting firm, but have not been audited by external auditors. There may be adjustments and modifications as a result of an external audit.

The Company plans to enter a market with no existing sales, and the Company may not be able to create a new market for its product. There are numerous alternative personal watercraft products already on the market which may detract from consumer interest in the BomBoard.

If the Company fails to attract customers in a cost-effective manner, its ability to grow and become profitable may be impaired. The Company will need to spend substantial amounts on marketing, public relations and social marketing. The Company cannot assure that its marketing and sales efforts will be effective in attracting customers.

The sales business model of the Company is based on selling the products directly to customers and through commissioned sales reps. Customers may not be willing to buy direct or through the sales reps. The Company may not be able to hire sales reps on a commission basis. The Company may not be able to get other sales channels, such as dealers or retail stores, to sell its products. While powersports products are currently allowed to be sold directly to consumers, there may be future laws requiring the BomBoard to be sold by dealers similar to laws protecting auto dealers in certain geographic areas.

The manufacturing plan is based on sourcing most components from a range of suppliers in the US, Asia and Europe with final assembly in the continent where the BomBoard will be sold. The Company may not be able to acquire its components at reasonable prices, the vendors may not provide quality products in a timely manner, the vendors may require pre-payment which could affect its ability to operate successfully. Components sourced outside the US may become subject to import restrictions, held up at customs, unable to be loaded or unloaded in the departure or destination harbors. Vendors may be unable to supply the components due to raw material shortages, labor issues, financial situation, capacity shortage and similar issues at the sub-suppliers.

We will manufacture our products at, and distribute our products from, several locations in North America and internationally. Any disruption at any of these facilities, or manufacturing delays could adversely affect our business and operating results. We will manufacture our products at various locations, including North American and international facilities. These facilities may be affected by natural or man-made disasters and other external events. In the event that one of our manufacturing facilities were affected by a disaster or other event, we could be forced to shift production to one of our other manufacturing facilities. Although we expect to maintain insurance for damage to our property and disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses. Any disruption in our manufacturing capacity could have an adverse impact on our ability to produce sufficient inventory of our products or may require us to incur additional expenses in order to produce sufficient inventory, and therefore, may adversely affect our net sales and operating results. Any disruption or delay at our manufacturing facilities could impair our ability to meet the demands of our customers, and our customers may cancel orders or purchase products from our competitors, which could adversely affect our business and operating results.

We will depend on suppliers and other strategic partners who may be sensitive to economic conditions that could affect their businesses in a manner that adversely affects their relationship with us. We expect to source component parts and raw materials through numerous suppliers. Our sales growth and profitability could be adversely affected if deterioration of economic or business conditions results in a weakening of the financial condition of a material number of our suppliers, or if uncertainty about the economy or the demand for our products causes these business partners to voluntarily or involuntarily reduce or terminate their relationship with us.

Termination or interruption of informal supply arrangements could have a material adverse effect on our business or results of operations. We may have informal supply arrangements with some of our suppliers. In the event of a termination of the supply arrangement, there can be no assurance that alternate supply arrangements will be made on satisfactory terms. If we need to enter into supply arrangements on unsatisfactory terms, or if there are any delays to our supply arrangements, it could adversely affect our business and operating results.

Increases in the cost of raw material, commodity and transportation costs and shortages of certain raw materials could negatively impact our business. The primary commodities used in manufacturing our products are aluminum, steel, petroleum-based resins and certain rare earth metals used in our charging systems, as well as diesel fuel to transport the products. Our profitability is affected by significant fluctuations in the prices of the raw materials and commodities we use in our products. We may not be able to pass along any price increases in our raw materials to our customers. As a result, an increase in the cost of raw materials, commodities, labor or other costs associated with the manufacturing of our products could increase our costs of sales and reduce our profitability.

Our products are subject to extensive United States federal and state and international safety, environmental and other government regulation that may require us to incur expenses or modify product offerings in order to maintain compliance with the actions of regulators and could decrease the demand for our products*.* Our products are subject to extensive laws and regulations relating to safety, environmental and other regulations promulgated by the United States federal government and individual states as well as international regulatory authorities. Failure to comply with applicable regulations could result in fines, increased expenses to modify our products and harm to our reputation, all of which could have an adverse effect on our operations. In addition, future regulations could require additional safety standards or emission reductions that would require additional expenses and/or modification of product offerings in order to maintain compliance with applicable regulations. Our products are also subject to laws and regulations that restrict the use or manner of use during certain hours and locations, and these laws and regulations could decrease the popularity and sales of our products. We will monitor regulatory activities in conjunction with industry associations and support balanced and appropriate programs that educate the product user on safe use of our products and how to protect the environment.

The Company believes the BomBoard must be a high quality product to succeed in the market. It is possible that the Company may unable to create a production ready product that meets the quality requirements or that meeting the quality requirements will add enough costs and/or weight to make the BomBoard less attractive in the market. It is possible that BomBoard will introduce a product that is less reliable than expected that could cause warranty expenses to be higher than expected, could cause product recalls or could cause the company to stop selling the product.

A significant adverse determination in any material product liability claim against us could adversely affect our operating results or financial condition. The manufacture, sale and usage of our products expose us to significant risks associated with product liability claims. If our products are defective or used incorrectly by our customers, bodily injury, property damage or other injury, including death, may result and this could give rise to product liability claims against us or adversely affect our brand image or reputation. Any losses that we may suffer from any liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of our products, may have a negative impact on our business and operating results. Any adverse determination of material product liability claims made against us would have a material adverse effect on our financial condition.

Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on our results of operations. We expect to provide a limited warranty for our products. Although we will employ quality control procedures, we expect that sometimes a product will be distributed that needs repair or replacement. We expect that our standard warranties will require us or our dealers to repair or replace defective products during such warranty periods at no cost to the consumer. The repair and replacement costs we could incur in connection with a recall could adversely affect our business. In addition, product recalls could harm our reputation and cause us to lose customers, particularly if recalls cause consumers to question the safety or reliability of our products.

Rapid technological changes may render the Company's technology obsolete or decrease the attractiveness of its products to consumers. In particular, battery powered electric motors or direct injected 2 stroke combustion engines may make the current engine options unattractive in the future.

Developing the Company's technology entails significant technical and business risks. If the Company faces material delays in introducing and manufacturing its products, it may need additional funding. The current engine options are engines designed for non-watercraft applications. While one such engine has performed fine in the prototypes, further testing may reveal that a different engine is needed. The Company may not be able to find, license or create an alternative engine that meets the specifications. The engineering, tooling and other commercialization costs may be higher than projected, causing the Company to need more funding or the Company may be unable to successfully operate.

Although the Company's management is not aware of any infringement, the Company's product features may infringe on claims of third-party patents or other intellectual property rights, which could adversely affect its business. If intellectual property rights are asserted against the Company, the Company cannot assure investors it will be able to obtain license rights on reasonable terms or at all. If the Company is unable to obtain licenses, the Company may be prevented from operating the business.

The Company has three issued patents, and two utility patent applications for the US and a PCT utility patent application that has been converted to worldwide applications and has BomBoard related trademarks in the major world markets. Competitors may be able to create competing products that do not violate the Company's intellectual property, the Company's intellectual property may not be enforceable and the Company may not have the resources to protect its intellectual property. The Company's intellectual property rights are particularly vulnerable in foreign jurisdictions, making it susceptible to competing products produced in such jurisdictions.

If we are unable to enhance existing products and develop and market new products that respond to customer needs and preferences and achieve market acceptance, we may experience a decrease in demand for our products and our business could suffer. One of our growth strategies is to develop innovative, customer-valued products to generate revenue growth. We may not be able to compete as effectively with our competitors, and ultimately satisfy the needs and preferences of our customers, unless we can continue to enhance existing products and develop new innovative products in the global markets in which we compete. Product improvements and new product introductions also require significant planning, design, development, and testing at the technological, product, and manufacturing process levels and we may not be able to timely develop product improvements or new products. Our competitors' new products may beat our products to market, be more effective with more features and/or less expensive than our products, obtain better market acceptance, or render our products obsolete. Any new products that we develop may not receive market acceptance or otherwise generate any meaningful sales or profits for us relative to our expectations based on, among other things, existing and anticipated investments in manufacturing capacity and commitments to fund advertising, marketing, promotional programs, and research and development.

The Company expects it will need additional funding beyond the current Offering. There can be no assurance that the Company will be able to get such funding. Such additional funding is likely to be in the form of selling additional Units, convertible debt or other equity, which will dilute the Units acquired. It is possible such additional Units may have certain priorities over the prior issued Units. For example the Company may determine it is in the best interest to create another class of Units with liquidation priority over Common Units, such new class requiring the Members to approve an amended Operating Agreement.

The Company's officers and Manager together will be able to exercise significant control over the Company, and the interests of such parties may potentially conflict with the interests of other Members. The holders of Common Units have very limited power to affect the Company's management and the Common Membership Unit Members are subject to substantial restrictions on transferability, with the result that an investment in the Common Units will involve the assumption of the risks of investment for an indefinite period without the ability to mitigate those risks.

Distributions of any cash to Common Membership Unit Members may be limited by operating losses, operating cash requirements, debt covenants and other factors, but because Common Membership Unit Members will be taxed on any profits the Company generates, Common Membership Unit Members may be required to cover their tax obligations with funds from other sources. The Operating Agreement provides that 40% of the taxable profits be distributed to the Members, but the Company may be restricted from implementing this distribution if it does not have the available cash or lenders or other entities are legally preventing the Company from making the tax distribution.

There are various federal and state tax risks associated with an investment in the Company. Each investor is strongly urged to consult their own advisor concerning the income tax effect of holding Membership Units or Convertible Debt.

Various regulatory or local entities may restrict the use of the BomBoard on lakes, beaches and other waterways making it less attractive to own a BomBoard.

BomBoard riders may get injured or killed while using our products. While the Company believes the BomBoard will be as safe as other personal watercraft, the Company may incur liabilities beyond what the Company's liability insurance would cover.

The success of the Company will be substantially dependent on the efforts of John West and other managers of the Company. The loss or interruption of the services of these or other key members of management could have a material adverse effect upon the Company's operations.

The BomBoard will require approval from the EPA, CARB and US Coastguard to be sold in the US. While the company believes it will meet all requirements, it may be more difficult or take longer than expected to get the approvals that, at a minimum, would cause a delay in introducing the product. The Company will have to meet similar requirements in other countries to be allowed to sell in those markets. The Company has not explored whether it will be able to meet the requirements in other countries.

Untested Business Plan. Although the Company's management believes it has a valid business plan for growing the Company, no assurance can be made that the assumptions underlying such business plan will be valid.

The Offering material includes financial projections. Forward looking information is inherently uncertain and should not be relied upon by the Prospective Investor in acquiring the Common Units or Convertible Debt of the Company. Accordingly, the Company makes no representation to the Prospective Investor concerning such information and assumes no responsibility to the Prospective Investor for any such information.

The Offering price for the Units have been arbitrarily determined, not based on perceived market value, book value or other established criteria. There has been no independent appraisal or valuation of the Company or of the Units.

Any funds received by the Company pursuant to this Offering will be utilized immediately. The Company expects to proceed in stages. As noted herein, the purpose of this offering is to get the BomBoard to production, but there is no guarantee that this Offering will be successful, and even if it is, there is no guarantee that the next stage of offerings will be successful. The immediate use of funds could potentially result in the complete loss of your investment in the Company.

The Company will rely, at least initially, entirely on revenue from one product. The product could potentially be rendered unsalable through government regulation or competition, in which case, the lack of diversity of the Company could cause the loss of your entire investment.

The issuance of Convertible Debt increases the risks for Common Membership Unit as debts will have to paid off before equity holders would get any proceeds in the case of an asset sale or liquidation. There can be no assurance the Convertible Debt holders will convert their debt to Common Units. The Company may not have sufficient funds available to pay off the Convertible Debt at the end of the term, which could cause debt holders to force actions that may not be in the best interest of Common Membership Unit members.

Risks Associated with an Investment in Securities

Best efforts offering. This Offering is being made on a "best efforts" basis with no minimum number of Membership Units required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Membership Units are sold and proceeds will be realized by the Company.

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received. There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of Membership Units may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Membership Units are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

Membership Units are not guaranteed and could become worthless. The Membership Units are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Membership Units is not guaranteed, and the Membership Units could become worthless.

Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Membership Units will be sufficient to fund the implementation of the Company's business plan through 2016, assuming that it sells all 5,000,000 Membership Units offered. As described later, additional capital is required to bring the product to market and no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

We are relying on certain exemptions from registration. The Membership Units are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Membership Units were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Membership Units. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The Membership Units are restricted securities and a market for such securities may never develop. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Membership Units will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Membership Units, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of Units trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:

- A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.

- The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.

- In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.

- Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

The Offering price is arbitrary. The price of the Membership Units offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Membership Units bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Membership Units bears the risk of a complete and total loss of his/her/its investment.

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DESCRIPTION OF BUSINESS

The Company

BomBoard LLC, is a Delaware limited liability company formed February 22, 2006 (the "Company"). The Company was created to pursue product development, production and marketing of a personal watercraft recreational product to be known as a "BomBoard". The Company anticipates converting to a C-Corp when this becomes the better structure for the Company.

The Company is at the working prototype stage of development.

With the proceeds of this Offering, the Company plans to start commercializing the BomBoard, which involves additional engineering, sourcing of components, tooling, manufacturing setup and pursuing more intellectual property and plans to start the go-to-market activities such as establishing e-commerce website(s), developing marketing material and setting up administrative systems.

BomBoard LLC has developed a small, high performance personal watercraft named a BomBoard. The BomBoard has three main features:

1.   The BomBoard provides a thrilling ride. At 40+ mph it is much faster than most other action sports such as other board sports or biking. The small size and light weight allows the riders to use their body weight to execute sharp turns, do tricks, jumps and stunts. The BomBoard will offer multiple riding styles. In the first style, the rider position will be semi prone resting on his knees and seat further supported by his arms in a forward leaning position similar to a sport motorcycle rider. In this close to the water position, the BomBoard's 40+ mph speed will provide a thrilling sensation of speed. This riding position and speed sensation liken it to a "crotch rocket for the water". The second style is standing up with the steering adjusted to a higher position. It will be more challenging to keep the balance in sharp turns when the rider is standing up, so this will represent a way for the riders to have a learning curve and the better ones to differentiate themselves from the newer riders. The third riding style is sitting and the steering adjusted to a middle position. This position should appeal to the little older, traditional jet ski rider, who may not be comfortable sitting on their knees or standing.

2.   The BomBoard's light weight and patented modularity allows one person to easily transport it in the back of a car. The Company expects the final production version of the BomBoard to weigh approximately 165 lbs. (excluding gas) and be 6.5 - 7 feet in length. The power pod module which contains the engine, jet pump, electronics, exhaust and steering mechanism is the heaviest module at about 90 lbs. and 3 ½ feet in length. Two to four side sponsons are easily attached to the power pod creating additional flotation and sideways stability. The front sponson contains space for a removable gas tank, battery and fire extinguisher and is approximately 3 ½ feet long. The BomBoard's light weight and modularity provide a level of transportability that the Company believes opens a potentially huge new market among young urban professionals. The BomBoard can be transported without a trailer which most people living in urban areas would have difficulty finding a place to accommodate. In addition, the BomBoard can be stored in a small storage area such as those found in apartments and condominiums. The BomBoard's transportability allows one person to use the product without the assistance of others to transport, launch and retrieve it from the water. The Company also intends to provide various forms of wheeled transportation aids that would allow a customer to transport their BomBoard without the use of a car. Finally, the BomBoard's overall size and weight allow it to be shipped by common carrier, which is far less expensive and more convenient than LTL shipping and allows the shipment of individual BomBoard modules back to centrally located service depots for repair.

3.   We believe the BomBoard's target price of $3,995 is far more affordable than any alternative high performance watersport watercraft. Most traditional personal watercraft costs 3 to 4 times as much ($10,000 to $15,000) and requires a $1,000 - $2,000 trailer to match the transportability of a BomBoard. In addition the company expects many customers will qualify for financing, bringing the cost of ownership down to $99 or less per month. Many customers spend more than that on their monthly wireless plan. The BomBoard's ongoing operating costs will also be far less than any traditional personal watercraft. For example, a BomBoard's fuel usage is estimated to be 1 - 2 gallon per hour compared to 3 – 8 gallons per hour for most traditional personal watercraft. The company believes the BomBoard's unprecedented low purchase price and its ongoing minimal fuel usage provide a total cost of ownership never before seen in a powered watercraft with these capabilities. In addition, the company believes this unprecedented low cost of ownership will open a vast new market among consumers who may never have considered owning a powered watercraft.

Complementary Products and Services

The Company plans to sell various products and services that are complementary to the BomBoard. Other action and powersports companies typically derive 10-20% of their revenues from these offerings which often provide higher gross margins than on the actual core product. Products and services include:

1. Water use accessories including BomBoard branded life jackets, wet suits, gloves, goggles and other riding accessories

2. BomBoard customization options such as decals and colored pads

3. BomBoard branded clothing items that easily identify wearers as being part of the BomBoarding lifestyle.

4. Various wheeled transportation aids

5. Registration services. BomBoards will need to be registered as a personal watercraft in individual states. The company will provide this service that is often performed by powersports dealers as a convenience to the customers at the fee level prescribed by each state.

6. Extended warranty plans

7. Financing. The Company will assist its customers in obtaining financing for their purchase. While financing represents a large profit potential, none of this is included in plan period.

8. Insurance. The Company plans to partner with an insurance company to provide liability and casualty insurance to the buyers.

BomBoarding as a Sport and Lifestyle

The Company's ambition is to position the BomBoard as not just a high performance watercraft product but the enabling technology for a new form of powered action watersport, BomBoarding and a lifestyle attractive to action sports enthusiasts.

BomBoarding delivers all the action sports attributes such as individualism, continuous action, sensation of speed, perceived danger all while facilitating the tricks and stunts associated with all other action sports. BomBoarders will rely on technique more than physical attributes required in other traditional sports further opening the possibility for wide spread adoption.

The BomBoard has been designed to be easy to use for even a first time rider, so the mass market won't be put off by a long and difficult learning curve. From its simple assembly and disassembly in less than a minute without any tools to its easily understood operation and its resting stability, the BomBoard will make the very first ride a success.

As riders become more experienced, they can escalate their riding aggressiveness by performing freestyle tricks and stunts and participate in private and company sponsored competitions. The company envisions that individual BomBoarders will distinguish themselves as expert riders and obtain the recognition and fame other action sports stars have achieved. With today's ease of video capture and worldwide distribution over the Internet, BomBoarding stars will expose the mass market to the thrills and fun of the BomBoarding sport and lifestyle, attracting an ever growing population of riders.

Target Market

The target market is the 30 million young, action sports enthusiasts in the US and a perceived at least equal number in the rest of the world. In the US it is estimated there are:

- 3.3 million wake boarders

- 5.4 million surfers/body boarders

- 1.3 million kite boarders

- 12 million skateboarders

- 8 million snowboarders

- 8.6 million BMX / mountain bikers

Many of these participants are young males living in major urban and metropolitan areas. These individuals grew up with action sports and often define their image and lifestyle by the action sports they participate in.

Typically, they spend a considerable amount of their or their parent's money yearly on equipment and travel to enjoy their action sports. Many snowboarders, wake boarders, surfers and kite boarders only participate in those sports a few times per year because access to areas for use and weather conditions are limited, making the cost per use potentially much higher than for BomBoarding.

Most major metropolitan areas have multiple available forms of navigable waterways open to BomBoarding. Going BomBoarding can be a spontaneous decision (e.g. after work) without having to travel great distances. With todays advanced wet suit technology the usable season even in northern climates is also quite long. This convenience of use can make BomBoarding's cost per use far less than for many of the other action sports yet each of those sports have attracted millions of participants.

Our target market generation grew up with the Internet and they are totally interconnected with other like-minded individuals throughout the world. They use the Internet, and social networks to become exposed to new products, get opinions and recommendations and spread the word about exciting things they have discovered. This opens up the opportunity to expose and market the BomBoarding sport and lifestyle in a non-traditional manner.

Other Target Markets

There are 9.5 million registered powerboats, and 1.3 million registered personal watercraft in the US. While the primary product positioning is focused on the action sports enthusiast, many powerboat and personal watercraft owners may also be likely candidates to purchase a BomBoard. These potential customers are predisposed to the joys of power boating and personal watercraft and always on the lookout for the latest and greatest forms of powered watercraft. In addition, many of them have primary and secondary waterfront homes which make BomBoarding very convenient.

Potential Market Size

Currently there is no product in the market that matches the BomBoards unique transportability and affordability, so the Company is opening a new market for high performance watercraft. As with any new consumer product it is difficult to predict how large the market is and what the rate of adoption will be.

The Company believes the BomBoarding sport and lifestyle have the potential to achieve mass-market adoption. Here are some US statistics causing the Company to believe this could be a multi-billion dollar market:

- 30 million action sports enthusiasts including millions in each of the water related board sports listed in the target customer section above

- 10 million people ride a traditional personal watercraft each year.

- 1.3 million registered personal watercraft

- The owners of the 9.5 million power boats are predisposed to powered watercraft

- Personal watercraft US sales peaked at over 200,000 new units yearly in 1995. While the sales of new units have dropped to only 54,000 in 2015 the Company estimates 150,000 used units are sold each year bringing the US market to over $1.3 billion in new and used sales.

The Marketing Department at the University of Wisconsin conducted a market research study verifying that the market potential is at least $500 millions and could well be into the billions. The study found that the BomBoard interest was very broad based across gender, age, income, location and sports activity and that BomBoard is mostly creating a new market rather than taking market away from traditional personal watercraft.

The Company further believes the non-US markets in total could be larger than the US market making a combined total available market of multi billions.

Competition

Initially, the Company is expected to have no direct competition. The main competition will come from share of mind among other action sport activities potential customers want to spend time and money on. The BomBoard's uniqueness, convenience, low cost of use and thrilling ride experience position it well to capture a large share of mind among these enthusiasts.

Since the BomBoards will be registered motor vehicles with VIN numbers, it will be easier to finance the BomBoard purchase than other purchases such a mountain bike or various non-powered boards. This will allow the Company to compete well against the other action sport activities on affordability.

The Company believes it will not directly compete with the sale of new traditional personal watercraft. Current personal watercraft have evolved into multi passenger, high powered and expensive "boats" that are targeted toward family recreation. The BomBoard will not meet the needs of those customers. At most, the Company may compete against the sale of used personal watercraft for buyers looking to try something different.

Several companies have announced or introduced small personal watercraft. For example a) PowerSki offers a motorized surfboard with a 2 stroke engine producing 32 to 45 hp depending on the source. The PowerSki is 6 ½ to 7 ½ foot long, weighs about 200 lbs. in a single hull and has an MSRP around $6,500. The PowerSki offers a thrilling ride, but is more difficult to learn to ride than the BomBoard. Once PowerSki develops a 4 stroke engine it may become a competitor in the US market. b) Kymera has developed a bodyboard where the rider lays in a prone position on the board. The Kymera bodyboard has an electric engine producing peak power of about 2.5 hp with a maximum speed of 10 – 15 mph and 5 – 6 miles per battery charge. The bodyboard is about 6 1/3 foot long, weighs 48 lbs. and priced at $2,500. c) Cayago offers two versions of Sea Bob water scooters with the rider in a prone position. The Sea Bob weighs about 64 lbs. and is priced from $10,000 to $17,000 with an extra battery pack priced at $8,000. The high end version produces 7 hp with a top speed of about 12 mph. d) Sea-Doo recently introduced their Spark product which is 9 – 10' long, 4' wide and nearly 4' tall weighing 400 lbs. with prices starting at $5,200 and e) Wavedrive and Wavejet are other electrically powered surfboards that the Company has limited information on. As battery technology improves or if these companies decide to offer higher powered gas engines, these companies may become direct competitors to BomBoard.

Once the BomBoard is a proven success, the Company expects other companies to introduce competing products. The three major personal watercraft companies, Sea-Doo (BRP), Kawasaki and Yamaha are the most logical new competitors. The company believes it may take these firms a number of years to first recognize the BomBoard's potential and then to develop a competing product giving the company time to gain a strong market defining position.

The Company believes its patents will provide some competitive protection, but as stated in the risks section of this Offering Memorandum, the Company cannot assure the patents will protect it from competition.

Another competitive advantage the company has is that all major personal watercraft and powersports companies sell their products through a dealer channel. These dealers typically receive a 20 to 35% margin on the list price of the product. Due to this dealer margin either market prices will have to be $500 – 1,000 higher than the BomBoard price or the manufacturer has to be willing to accept lower margins. The company believes channel conflict is likely to emerge if personal watercraft OEM's tried to replicate BomBoards direct sales model and it may prevent them from this pursuit.

Being first to market and establishing the BomBoard brand name as the signature brand of the category should assure a leading market position going forward as long as the products remain competitively designed and priced.

Intellectual Property and Patents

The core aspect of the patents is to protect the "sponson" modularity feature, which makes the BomBoard small and light enough to easily transport and store for both regular use and for shipment to/from a factory/service repair location.

The Company has three issued patents and two patent applications:

Issued US Patent 7426896: "Prone operator position personal watercraft". The key aspects of this patent covers a powered, modular personal watercraft with support pads for the operator to be in a generally prone position such as laying on the chest or sitting on their knees. The patent also covers the ability to remove the gas tank.

Issued US Patent 7507128: "Power system for watercraft". This patent focuses on a system where the engine is flipped to a horizontal position and connected to a centrifugal pump, which allowed for a low height of the BomBoard. More importantly, this patent also includes claims for using the power pod for watercraft other than the current BomBoard such as stand-up personal watercraft, rigid inflatable boats and kayaks.

The Company has filed a continuation patent application of the above 2 patents: "Personal Watercraft". This application modifies the claims to fit the evolution of the BomBoard to include additional ways of implementing the broader concept such as removing the centrifugal pump requirement.

Issued US Patent 9150295, "Modular Personal Watercraft". This application strengthens the claims around the modularity feature and provides for a number of new features such as stand-up applications, electric engines, removable gas tank, oil tank or battery, where the gas, oil or battery is located in the sponsons. The Company has filed the same PCT application in all the major world markets and expect to receive very similar patents to that received in United States.

Finally, the Company has filed a utility patent, "Modular Personal Watercraft Hull, Steering, Control, and Seating Systems" that contains new claims such as (1) a steering assembly or system that is at least partly located on a module that is removable from the module associated with a steering nozzle, (2) a steering system that does not include a traditional handlebar steering assembly, (3) a wireless ignition or operation switch and/or key and anti-theft methodology, (4) an adjustable shock absorbing seat system or assembly, and (5) a watercraft hull assembly that is more robust than other personal watercraft hull assemblies

As discussed in the risk section, the Company cannot assure that these patents will protect it from competition or that the patent applications will turn into patents.

Previous Exempt Offerings

The company has completed 4 prior exempt offerings totaling $1,981,000. Both Convertible debt and Common Units were issued in prior offerings. The Common Units issued are substantially equal in terms to the securities proposed to be issued in this Regulation Crowdfunding raise with the notable exception of preemptive rights (described below). These Common Units were sold at prices between $0.067 and the current offering price of $0.20 A total of 34,107,498 of Common Units were issued before the May 16, 2016 offering date.

As of April 30, 2016 the Company also has $308,415 of debt and accrued interest that is convertible at the option of the debt holders to 2,469,452 Common Units. The convertible notes carries a 12% coupon rate and fixed conversion prices.

As of this offering, 6,125,000 of Profits Interests Units are issued. The Profits Interest Units are for the purpose of attracting and retaining the management team and other advisors. Profits Interests Units are similar to stock options for stock companies and as such have no value on the date of grant and Common Membership Unit Members have priority on receiving liquidation/sale distributions until the distribution per unit reaches the value on the grant date. The BomBoard Profits Interests Units have restrictions similar to stock options such as vesting over 3 years of employment. The Company has a total of 10,200,000 authorized Profits Interest Units. The Capitalization and Dilution section below gives more details on the Profits Interests Units.

MANAGEMENT

Executive Management

The Company's Senior Management Team currently includes John West (Chief Executive Officer and Manager), Anders Stubkjaer (COO / CFO), Dr. Britt Cobb (Director of Powertrain Integration), Mike Cubberly (Director of Marketing) and Beatrice Davis (Brand & Social Media Consultant).

John West, Chief Executive Officer and Sole Manager

John West oversees the daily operations and strategic vision of the Company, including market expansions and other business development activities.

John is a successful serial entrepreneur. He has twice before introduced true product innovations and seen how market pull can catapult the size of a company in a short time.

John is the founder of the Company, developed the market concept and has been working with engineering and other companies to create multiple prototypes to arrive at the current prototype.

Prior to BomBoard, John was the founder, Chairman and CEO of Cimlinc Inc. for 20 years. Cimlinc developed the world's first engineering workstation based mechanical CAD/CAM system resulting in revenue growing from zero to $35 million and 280 employees in 2 years. Cimlinc raised $26 million in funding from venture capital firms such as Kleiner Perkins Caufield & Byers. John Doerr, the well-known venture capitalist from that firm was on the company's board of directors for 10 years. Cimlinc was sold to Boeing. KMPG made John the entrepreneur of the year for Chicago.

Previously John was the EVP of Numeridex Inc., where he introduced the first microprocessor based numerical control programming terminal. He grew the company from $0.4 million to $28 million over eight years.

Anders Stubkjaer, COO / CFO

Anders is a highly experienced operations, finance and admin executive.

Prior to BomBoard, Anders was the COO / CFO of S&S Cycle, where he led a successful turnaround including growing the company by 40% from pursuing new customers. S&S Cycle is a powersports company making engines and go-fast-parts for American v-twin bikes.

Previously, Anders was CFO of a $700 million division of publicly traded Spectrum Brands and CFO of a private equity sponsored company that grew from zero to $100 million in a few years, raising $30 million of equity and mezzanine debt. Anders also spent a number of years as a management consultant to $50 million to $3 billion companies. Anders has an MBA from Wharton.

Dr. Britt Cobb, Director of Powertrain Integration

Dr. Britt Cobb is acting as Director of Power Train Integration and Development for BomBoard.

Dr. Cobb is the President of Cobb Design in St Petersburg, Florida, specializing in the small-engine technology development field. Dr. Cobb has an extensive background in small-engine and fuel system design, as well as engine development for performance and emissions. Since founding Cobb Design in 2004, Dr. Cobb has developed, patented and licensed fuel system improvements and small-engine management systems.

Prior to Cobb Design, Dr. Cobb co-founded Design & Manufacturing Solutions (DMS) in Tampa Florida in 1994. DMS developed in cooperation with John Deere many patented engine developments including the Compression Wave Injection system that received the Clean Air Technology of the Year Award from the EPA.

Dr. Cobb's customers include Porsche Engineering, Stihl Chain Saw, Polaris, Bajaj India, GM, Ford, McDonnell-Douglas, Textron and others throughout the world. Dr. Cobb's engineering career began with an initial position in materials test and vibration at Pratt Whitney Aircraft.

Dr. Cobb holds Bachelors (High Honors), Master of Science and a PhD in Mechanical Engineering from the University of Florida in Gainesville.

Mike Cubberly, Director of Marketing

Mike is responsible for communicating the BomBoard passion to the BomBoarding community through all on and offline channels. His background in social media marketing and his love for action sports propelled him into this role and the thrill will keep him here.

Previously, Mike was the Marketing/Demand Generation Manager for G3 Communications, a leading content marketing agency in Chicago with headquarters in New York, where he leveraged his social media & content marketing, copywriting and project management skills.

Mike has entrepreneurial blood in his veins and it is easily proven by his previous experiences including being the Marketing/Operations Specialist for SwankLA, a celebrity funded, LA startup focused on re-inventing how high-end flooring is purchased and running his music business where he represented a number of bands and did freelance work for industry leader, Capitol Records.

While completing his BA in Communications and Media at DePaul University, he also found time to do promotions for clubs, manage a team of 15 at a powersports company, and help CitySwarm Chicago get established. Mike is also an avid extreme-sports fanatic. He's been known to jump on anything that he could wrangle a thrill from, including BMX biking where in his early years he was considered a "semi-pro" in the industry.

Beatrice Davis, Branding and Media Consultant

Beatrice has extensive experience in public relations, branding, social media promotions, entertainment, movie production and events planning.

Beatrice is a part time consultant to the Company as well as the head of her company: Sassy B Worldwide Productions, Inc.

Beatrice is the branding and promotions manager for a number of speakers, actresses, sports figures and healthcare professionals resulting in dramatic increases in publicity and sales for her clients. She is also on the Board of PZM, a motor sports clothing company.

Beatrice has extensive connections within the entertainment and sports world as she served as tour manager, entertainment coordinator and consultant for people like Dennis Rodman, B.B. King, Ray Charles, Liza Minnelli, Elton John, Will Smith, Ice T, Dave Stuart (baseball), Ivana Trump and Emory Moorehead (football).

Other resources

The Company currently has no other employees, but has access to a number of experts and consultants who are available to help in the commercialization of the Company.

Board of Directors

The Manager may appoint a Board of Directors to direct the affairs of the Company and will pursue reasonable best effort to include representation from the major classes of Members. Directors may be Members or independent. In the absence of a Board of Directors, the Company plans to use the Advisory Board to provide guidance to the Company.

Major Shareholders

Provided in capitalization table in "Memorandum Summary" above.

Number of Employees

Two (2) Full Time employees and (3) Part Time employees

Certain Relationships and Related Transactions

As of December 31, 2015, the Company owes approximately $77,000 to John West and $62,000 to Anders Stubkjaer payable upon the Company having sufficient funds.

Conflicts of Interest

Potential conflicts of interest may arise in the course of our operations involving any member of management's interest, as well as their respective interests in other potential unrelated activities. The Company does not have any formally documented procedures to identify, analyze or monitor conflicts of interest.

Litigation

The Company is not presently a party to any material litigation that threatens its business, nor to the knowledge of management is any litigation threatened against the Company, which may materially affect the business of the Company or its assets.

Transfer Agent and Registrar

The Company will act as its own transfer agent and registrar for the Membership Units issued hereby.

MARKET PRICE OF MEMBERSHIP UNITS
AND RELATED INTEREST HOLDER MATTERS

The offering price of the securities to which the Memorandum relates has been arbitrarily established by the Company and does not necessarily bear any specific relation to the assets, book value or potential earnings of the Company or any other recognized criteria of value. The Membership Units have not been registered under the Securities Exchange Act of 1934. Our Membership Units have not been traded or quoted on any exchange or quotation system. There is no public market in which shareholders may sell their securities, and there can be no assurance given that such a market will ever develop. The securities offered hereby are restricted and the investors' rights to sell or transfer their interests are severely limited.

DESCRIPTION OF SECURITIES

General

The Company is authorized to issue up to 76,200,000 interests consisting 66,000,000 Common Membership Units and 10,200,000 Profits Interest Units. A total of 34,107,498 of Common Membership Units and 6,125,000 of Profits Interests Units were issued before the May 16, 2016 offering date. As of April 30, 2016, the Company also has $308,415 of debt and accrued interest that is convertible at the option of the debt holders to 22,469,452 Common Membership Units.

The Profits Interest Units are for the purpose of attracting and retaining the management team and other advisors. Profits Interests Units are similar to stock options for stock companies and as such have no value on the date of grant and Common Membership Unit Members have priority on receiving liquidation/sale distributions until the distribution per unit reaches the value on the grant date. The BomBoard Profits Interests Units have restrictions similar to stock options such as vesting over 3 years of employment. The Company has a total of 10,200,000 authorized Profits Interest Units. The Capitalization and Dilution section below gives more details on the Profits Interests Units.

Both the The Common Membership Units (this Offering) have the same economic and voting rights as the Profits Interest Units except no Liquidating Distribution shall be made to Profits Interest Unit Members until the Liquidating Distributions equal the value of the Company on the date Profits Interests Units were issued. 5 million of the currently granted Profits Interest Units were granted at a unit value of $0.17, and 1.125 million was granted at a unit value of $0.20. Future Profits Interests Units value will be determined at the time of the actual grant. The Company is authorized to issue up to 4,075,000 additional Profits Interest Units beyond those issued.

At the subscription price of $0.20, the pre-money valuation of the Company including only the Common Units and not accounting for debt is $6,821,500.

Current Capitalization:

	Units, Max Offering; 60 mos; 14% interest	% of issued Common Units	% of projected Common Units	% of projected diluted Units	Units, Max Offering; 36 mos; 6% interest	% of issued Common Units	% of projected Common Units	% of projected diluted Units
Common Units owned by Mgmt	12,360,000	30.46%	20.58%	17.60%	12,360,000	32.42%	21.46%	18.23%
Common Units owned by other current Members	21,797,498	53.72%	36.30%	31.03%	21,797,498	57.17%	37.84%	32.15%
- Total Issued Common Units	34,157,498	84.18%	56.89%	48.63%	34,157,498	89.59%	59.30%	50.38%
Issued Common Units in this Offering	-	0.00%	0.00%	0.00%	-	0.00%	0.00%	0.00%
Converted Common Units in this Offering	*6,418,049*	*15.82%*	*10.69%*	*9.14%*	*3,970,053*	*10.41%*	*6.89%*	*5.86%*
- Total Issued Units post Offering	40,575,547	100.00%	67.58%	57.76%	38,127,551	100.00%	66.20%	56.24%
Future Offering Scenario								
- Go to market $3 M equity offering @$0.25	12,000,000		19.99%	17.08%	12,000,000		20.83%	17.70%
- Growth $2 M equity offering @$0.40	5,000,000		8.33%	7.12%	5,000,000		8.68%	7.37%
- Growth equity beyond $100M revenue	-		0.00%	0.00%			0.00%	0.00%
Common Units if debt converted by 4/30/16	2,469,452		4.11%	3.52%	2,469,452		4.29%	3.64%
- Total Common Units post financing rounds	60,044,999		100.00%	85.48%	57,597,003		100.00%	84.96%
Profits Interests (Stock Options Equivalent)								
- Profits Interest Units granted to Mgmt	6,125,000			8.72%	6,125,000			9.03%
- Possible additional Profits Interests Units	4,075,000			5.80%	4,075,000			6.01%
- Total projected diluted Units	70,244,999			100.00%	67,797,003			100.00%

Capitalization and Dilution

The minimum purchase per Investor is 5,000 Membership Units for $1,000 (unless waived by the Company under special circumstances). The 5,000,000 maximum number of Membership Units to be issued under this Offering would represent 12.79% of the post issue Common Membership Unit ownership of the Company.

The Company plans to have follow-on offerings to raise a total of $6.0 million including this $1.0 million Offering. The table below assumes the first $1 million (this Offering) will be subscribed at $0.20 per Membership Unit, the next $3.0 million at an average of $0.25 per Membership Unit, and the final $2 million at an average of $0.40 per Membership Unit. It assumes that none of the Option Agreement Units will be subscribed. The Company currently has debt that the table below assumes will be converted to Common Units. The Company has the option to issue additional Profits Interests Units to attract and retain staff members. The table below assumes the maximum authorized amount is granted. These additional Units will dilute the current Members. The 12.79% ownership percentage would be diluted to 8.52% of the projected future Common Units. If all authorized Profits Interests Units are issued and the Company value appreciates significantly, the 9.55% could be reduced to 7.26%.

	Units at $1,000,000 Maximum Offering	% of issued Common Units	% of projected Common Units	% of projected diluted Units
Common Units owned by Mgmt	12,360,000	31.61%	21.07%	17.95%
Common Units owned by other current Members	21,747,498	55.61%	37.07%	31.58%
- Total Issued Common Units	34,107,498	87.21%	58.14%	49.53%
Common Units in this Offering	*5,000,000*	*12.79%*	*8.52%*	*7.26%*
- Total Issued Units post Offering	39,107,498	100.00%	66.67%	56.79%
Future Offering Scenario				
- Go to market $3 M equity offering @$0.25	12,000,000		20.46%	17.43%
- Growth $2 M equity offering @$0.40	5,000,000		8.52%	7.26%
- Growth equity beyond $100M revenue	-		0.00%	0.00%
Common Units if debt converted by 4/30/16	2,554,461		4.35%	3.71%
- Total Common Units post financing rounds	58,661,959		100.00%	85.19%
Profits Interests (Stock Options Equivalent)				
- Profits Interest Units granted to Mgmt	6,125,000			8.89%
- Possible additional Profits Interests Units	4,075,000			5.92%
- Total projected diluted Units	68,861,959			100.00%

A summary description of certain terms and provisions of the Membership Units is provided in the section entitled "MEMORANDUM SUMMARY—The Offering" ABOVE. Such description does not purport to be complete and is qualified in its entirety by reference to the actual terms and provisions of the capital Units contained in the Company's certificate of formation and the Company's operating agreement (together, the "charter documents"), as well as the Subscription Agreement for the Membership Units. All of such documents have or will be made available upon written request to prospective investors, each of whom is responsible for reviewing and understanding such documents.

Common Membership Units

The Company's authorized Units consist of 66,000,000 Membership Units. The voting, dividend and liquidation rights of the holders of the Units are subject to and qualified by the rights, powers and preferences of the holders of the Common Units set forth in the charter documents. The securities in this offering are voting Membership Units

Except as otherwise expressly provided herein or required by law, each Member shall have the right to one vote for each Membership Unit held by such Member (with any fractional Membership Unit determined on an aggregate conversion basis being rounded to the nearest whole Membership Unit) on each matter submitted to a vote by the Members. Making changes to the Operating Agreement or agreeing to certain transactions require anywhere from 50% to 80% approval by the members. Due to the effort it would take to solicit votes from the Regulation Crowdfunding investors, the Company plans to first only solicit votes from its other investors to see if it produces the majority required to approve a change or transaction before soliciting Regulation Crowdfunding investors.

Profits Interests Units

Profits Interests Units shall constitute an interest in the future profits and losses of the Company and shall not entitle the holder thereof to any portion of the value of the Company as of the date that the Profits Interest Units are issued. It is the intent of the Members and the Company that Profits Interest Units shall represent an interest in the Company that qualifies as a "profits interest" within the meaning of IRS Revenue Procedure 93-27, 1993-2 C.B. 343, 2005-43 or any successor authority thereto and in compliance with the "safe harbor" described therein, and such profits interest shall have no Capital Account as of the date that any such Profits Interest Units are issued. Otherwise, the holders of Profits Interest Units shall have the same voting and economic rights as Common Units except Profits Interest Units shall be subject to vesting and/or forfeiture rules as determined by the Company. Each Member that acquires an interest in the Company that is subject to vesting agrees that within 30 days after such person becomes a Member, the person who is performing the services to which the vesting requirement relates shall file an election with the Internal Revenue Service under Section 83(b) of the Code and the regulations promulgated thereunder with respect to that interest (and with respect to any other interest in the Company that is subject to vesting based upon services to be performed by that Person).

Membership Units customarily include preemptive rights (the right to participate in future financing rounds to maintain percent ownership). Due to Regulation Crowdfunding rules, it would be difficult and cumbersome to approach investors in this offering to make additional investments. Thus investors in this offering agree that rights that involve additional cash investment will not be offered to them or only offered at the discretion of the management.

Further terms of the offered Membership Units are defined within the Company's certificate of formation and operating agreement.

Permitted Transfers of Units

(a)   **Notice of Transfer**. Except in the case of a Transfer with the prior written consent of the Manager, any Member who proposes to transfer any Units shall deliver a written notice (the "Notice of Transfer") to the Company and to all other Members prior to any proposed Transfer. The Notice of Transfer shall include a copy of the agreement under which the proposed Transfer is to be made, and shall also set forth: the Units proposed to be transferred; the name and address of the prospective Transferee; the date on which the Transfer is to occur (which date shall be not less than sixty (60) days, nor more than one hundred twenty (120) days, after the date of delivery of the Notice of Transfer); and the sale price, the terms of payment, and all other terms and conditions of the proposed Transfer. The Notice of Transfer shall also contain a written offer by the Transferor to sell the Transferor's Units first to the Company and second to the Members upon the same terms and conditions of the Transfer to the proposed Transferee.

(b)   **Right of First Refusal in Company**. Within twenty (20) days after receipt of the Notice of Transfer, the Company may, by written notice to the Transferor, elect to purchase all or a portion of the Transferor's Units upon the same terms and conditions as set forth in the Notice of Transfer.

(c)   **Rights of Second Refusal**. If the Company does not elect to purchase all of the Transferor's Units thus offered, the Manager shall call a meeting of all of the Members (other than the Transferor). The meeting shall be held at the Company's regular office, or such other location as determined by the Manager, not less than fifteen (15) days nor more than thirty (30) days after the expiration of the Company's election period described above. At the meeting, the Manager shall first make successive offers of the Transferor's Units not accepted by the Company (upon the same terms and conditions as set forth in the Notice of Transfer) to those Members present or legally represented at the meeting. The successive offers shall continue until either all of the Units so offered are accepted by the Members or it is determined by successive offerings that all of the Units so offered will not be accepted by the Members. If there still remain any Transferor's Units which have not been accepted by the Company or the Members, then none of the acceptances shall be effective, and the Transferor may transfer the Units pursuant to Section 8.7(d) below. During the respective offerings of the Units to the Members at the meeting, if the Members in the aggregate offer to purchase more than the number of Units available, then each of such offering Members shall purchase a fraction of the Units so offered in proportion to each such Member's Units as a total of the Units of all such offering Members.

(d) **Right to Sell to Other Persons**. If less than all of the Transferor's Units have been subscribed for under 8.7(a)-(c) above, the Transferor shall be free to make a bona fide transfer of the Units to the prospective Transferee upon the same terms and conditions as contained in the Notice of Transfer. However, if the Transferor shall fail to make and close such sale within sixty (60) days following the expiration of the time herein provided for the election of the other Members, such Transferor's Units shall again be subject to the restrictions of this Agreement. Any change in the terms of the offer contained in the Notice of Transfer shall constitute a new offer and shall be subject to the rights of refusal of the Company and the other Members as set forth above. Upon any such sale to a prospective Transferee, the Units transferred shall thereafter remain subject to all of the terms and conditions of this Agreement. The transfer to the prospective Transferee shall also be subject to, and conditioned upon, compliance with the provisions set forth in Section 8.8 below.

(e) **Requirements of Transfer to Third Party**. No transfer of Units under this Section 8.7 shall be made or effectuated, and no prospective Transferee shall become a Member in the Company, unless and until all of the following requirements and conditions are satisfied:

(i) The Transferor may transfer all (but not less than all) of the Units identified in the Notice of Transfer to the Transferor designated in the Notice of Transfer at the same price, terms of payment, and other conditions specified in the Notice of Transfer, within the time provided under Section 8.7(d).

(ii) The Transferee must, as part of the closing of the Transfer, sign a counterpart to this Operating Agreement, agreeing to be bound by this Agreement to the same extent as if the Transferee had been an original party to the Agreement as a Member.

(iii) The Transferee must, as part of the closing of the Transfer, take all actions and execute all instruments required by the Company in order for the Transfer to comply with any applicable federal or state laws and regulations relating to the Transfer of Interests or with this Agreement.

(iv) The spouse, if any, of the Transferee must, as part of the closing of the Transfer, execute a spousal consent and acknowledgment in form satisfactory to the Company.

(v) All applicable requirements of Section 8.8 have been satisfied to the Company's reasonable satisfaction.

(f) **Permitted Transferees**. Notwithstanding the restrictions in this Agreement, the Members may transfer all or any part of such Member's Units during such Member's lifetime, or at death, pursuant to the terms of a valid will, trust or by intestate succession, to a family member (or family members) of such Member's immediate family or to a family trust; provided, however, that such family member (or family members) or the trustee of such family trust must agree in writing to be bound by all of the terms and conditions of this Agreement, including any amendments made on or prior to the date of such transfer.

Restrictions on Transfer.

Except as otherwise provided in this Agreement, no Transfer of the Membership Units or other Interests of a Member shall be permitted, and no purported Transfer shall be recognized by the Company without the prior written consent of the Manager in its sole discretion.

Notwithstanding anything to the contrary contained in this Article VIII, a Member may not Transfer Membership Units to any Person if such Transfer would, in the determination of the Manager, be likely to either (a) cause the Company to lose its status as a partnership for U.S. Federal income tax purposes or (b) result in the Company being treated as a "publicly traded partnership" within the meaning of Section 7704 of the Code and the Regulations promulgated thereunder.

All Transfers that are permitted pursuant to this Article VIII shall become effective only if the Transferee becomes a party to this Agreement by executing a counterpart signature page.

Operating Agreement; Subscription Agreement

Purchase of the Membership Units shall be made pursuant to the execution of the Company's limited liability company operating agreement ("Operating Agreement") and a Subscription Agreement, which contain, among other things, certain representations and warranties by the subscribers and covenants reflecting the provisions set forth herein.

Not a Complete Description

The foregoing description of the Company's securities as well as references to the terms and provisions of the Company's charter documents, Operating Agreement, and Subscription Agreement should in no way be relied upon as complete, and are qualified in their entirety by the actual documents referenced, copies of which may be furnished on reasonable request made to the Company at its principal office.

OTHER MATTERS

Certain Transactions

Isolated Offering Transactions

The Company, in its absolute discretion may carry out contemporaneous and/or additional subsequent offerings of its securities on terms and conditions it deems appropriate without notice to investors herein or other stakeholders, subject to applicable securities laws.

The Company is organized as a limited liability company commonly known as an LLC. Instead of buying Common Shares in a C-Corporation, Investors will receive Common Units in the LLC and are called members rather than shareholders. The Company anticipates to either convert the entire company to C-Corporation or to create one or more special purpose C-Corporation holding companies to hold the investments for those investors who invested less than $10,000 in the Company. The LLC structure has the advantage that the investors will get a tax deduction during the startup period until we make a profit. The conversion or creation of the C-Corp holding company is anticipated to happen prior to having a profit year and could happen as early as immediately following the closing of this offering if determined to be allowed under Regulation Crowdfunding. If you invest less than $10,000 in this offering, you agree that the Company may assign your membership to such new C-Corp (along with up to 98 other investors) as long as you maintain the same ultimate ownership percentage as if you remained a member. You also agree to assign your voting rights to the Manager of the Company or to a person appointed by the Manager.

USE OF PROCEEDS

The Company anticipates that it needs approximately $1,000,000 in order to fund the continued development of BomBoard through at least 2016. Toward that end, the Company seeks to raise a maximum of $1,000,000 from the sale of the Membership Units in this Offering. The minimum raise amount will be $250,000.

The Company intends to apply the proceeds of this Offering substantially as set forth herein, subject to reallocation by management as it deems in the best interests of the Company. The principal use of proceeds of this Offering is subject to the broad discretion of management and the board of directors, but will include funding and continued development of BomBoard products, sales and marketing, general working capital, and other general corporate purposes.

The following table reflects our anticipated estimated use of proceeds:

Category	MINIMUM RAISE ACHIEVED		MAXIMUM RAISE ACHIEVED	
	Estimated Dollar Amount	Percentage of Proceeds	Estimated Dollar Amount	Percentage of Proceeds
Commissions and Broker Expenses	$20,000	**8.00%**	$80,000	**8.00%**
Misc. Offering Costs (Legal)	$5,000	**2.00%**	$20,000	**2.00%**
Purchasing	$12,500	**5.00%**	$50,000	**5.00%**
Product Development	$175,000	**70.00%**	$700,000	**70.00%**
General & Admin	$37,500	**15.00%**	$150,000	**15.00%**
TOTAL	$250,000	**100%**	$1,000,000	**100%**

Beyond this raise, the Company forecasts that it needs $4.5 million before it becomes cash flow self-funding. The Company expects to fund what is not raised in this Offering through additional Offerings similar to this Offering, but will also seek funding from alternative sources such as sponsorships from potential marketing partners, getting vendors to fund tooling and working capital, non-equity crowdfunding from companies such as Kickstarter and Indiegogo and debt offerings. These alternative sources would reduce the future dilution, but the Company cannot assure it is able to get funding from alternative sources.

The Company plans to increase the Common Membership Unit price in follow-on Offerings. However, the Company retains the right to price follow-on Offerings at any price that it considers in the best interest of the Company. Should any follow-on Offering be at a lower price, the existing Members and the Members who participates in this Offering will have no right to reprice the Units they purchased. The Company intends to make follow-on Offerings available to both new investors and all Members except for Offerings purely for Strategic Investors that provide value beyond the purchase price. Section 3.4 of the Operating Agreement has anti-dilution protection for Members to maintain their percentage interest in the Company for sale of Units to Financial Investors. It is understood that investors under Regulation Crowdfunding will not be offered to exercise any anti-dilution rights or first right of refusal rights due to the difficulty of collecting and accounting for additional small amounts of capital from many small investors though a SEC registered intermediary.

The following is the current, anticipated use of proceeds at the minimum and maximum offering levels along with the anticipated total project needs. The Company's management in its discretion reserves the right to modify such use if a different amount is raised or it otherwise believes such modification would be in the best interests of the Company.

The majority of the engineering and product development expenses relate to getting the BomBoard components ready for vendors to be able to quote and manufacturer with a lesser portion related to creating pre-production units. The major expenses include an estimated $120,000 for CAD design of the hull and how all the pieces fit in the hull, an estimated $120,000 to modify the engine, and an estimated $120,000 for BomBoard engineering staff, an estimated $280,000 on getting other components ready for vendor quotes. In this category, we also included $125,000 for pre-production units (e.g. CNC machined parts) and $55,000 to get emission and Coast Guard approvals.

Tooling & capital Investments are primarily the fees the vendors are expected to charge to create tooling for the engine components, hull sections, pump and impeller and many other components. This includes both hard tooling such as those used for castings and soft tooling such as vendors writing programs to machine the components. Approximately $120,000 is for setting up the in-house BomBoard assembly operations and the first Bom-Depot.

General & Administrative costs during commercialization include compensation to John West, Anders Stubkjaer and a purchasing person, travel costs, supplies, legal and accounting costs related to raising funds, occupancy costs and a $60,000 contingency.

The Company financial forecast does not include investment banking fees, broker fees or consulting fees associated with the Offerings. However, it is possible that the Company will pay such fees, which will increase the total amount the Company will need to raise. The table above assumes much of the commercialization fundraise will involve such fees.

Sales & Marketing includes approximately $100,000 pre-launch for BomBoard staff to pursue business development opportunities (sponsorships, operating partners), provide content to website and social media platforms. The Company expects to spend most of that on external suppliers for creating the web-site and social media platforms, video creation, public relations and paid Internet marketing.

General & Administrative costs during the go-to-market phase includes salary for John West, Anders Stubkjaer, purchasing person, accountant, human resource person and setting up a robust accounting system.

Working capital is required to fund the inventory purchases. Some vendors are likely to require deposits before starting production and the shipping time will be long for the components purchased in Asia or Europe. The Company forecasts it will be able to get customers to place deposits, pre-pay or pre-finance averaging 60 days in the first 5 – 8 months gradually declining to 15 days over the next 9 months, which will help fund the inventory purchases. Working capital needs could be well higher if customers are not willing to prepay or if the volume is higher than forecast. The Company anticipates that should it need additional funding at that stage, it will be easier to get additional funding at higher prices per Membership Unit or get alternative funding.

While the Company believes it has a reasonable understanding of the costs to be incurred in each area, the Company also expects to have both positive and negative surprises. The Company cannot assure that the total project will be able to be completed at the projected costs.

The Company's use of proceeds may differ materially from the foregoing as a result of changing conditions and as deemed appropriate in the absolute discretion of management. Therefore, we reserve broad discretion in the use of proceeds and the right to alter the use of proceeds of this Offering without notice in the interest of the Company.

FINANCIAL INFORMATION

Current Financial Condition

Since its inception, the Company has operated at a loss and as of December 31, 2015 and expects t continue to operate at a loss for the foreseeable future. The business is currently reliant on fundraising and will likely continue until it becomes cash-flow-positive. The company has accrued debt of approximately $308,000 and owes approximately $139,000 to officers of the Company.

This Memorandum contains forward-looking statements. These statements are based on the Company's current expectations about the businesses and the markets in which it operates. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties or other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual operating results may be affected by various factors including, without limitation, changes in national economic conditions, competitive market conditions, uncertainties and costs related to government regulation, and actual versus projected timing of events, all of which may cause such actual results to differ materially from what is expressed or forecast in this Memorandum.

Results of Operations

As of May 2016, the Company had only limited cash in connection with start-up activities. The Company will need additional working capital requirements to finance future operations.

Financial Projections

The financial forecast (the "Financial Forecast") was prepared by the Company's management. Note: the Financial Forecast includes expected results from the US operations only and does not represent any additional contemplated markets, products or operations.

The summary financial forecast is:

$ Millions	Launch	Year 1	Year 2	Year 3
# of Units	-	3,559	15,805	29,850
Revenue	-	$14.4	$59.3	$102.8
Gross Profit	-	$4.9	$23.4	$41.7
Gross Margin	-	34%	39%	41%
EBITDA	($1.6)	$0.7	$9.1	$20.4
EBITDA Margin	-	5%	15%	20%

The Company projects the launch to be about one year after completing this $1 million Regulation Crowdfunding funding round. No independent verification of the information has been made, and no representations are made as to the accuracy of the projected figures, or that the assumptions upon which they are based are realistic.

Financial Scenarios:

The Company has prepared pro forma financial statements for different levels of unit sales for the third year of sales).

Third Year Scenarios:

	Breakeven	Excellent Business	Major Success
# of Units Sold	2,400	12,000	29,850
Revenue	$9.4	$41.3	$102.8
Gross Profit*	$2.7	$15.3	$41.7
- Gross Margin	29%	37%	41%
EBITDA*	$0.2	$4.9	$20.4

EBITDA Margin	2%	12%	20%
4 year Investor Multiple	-	4.4	16.5
4 year Investor IRR	-	45%	102%

* in Millions

The Company estimates breakeven at 2,400 units per year, which is only 8% of the projected Major Success forecast. The breakeven is based on the lower unit costs after the retooling while maintaining the late Year 1 S,G&A cost structure.

The Investor Multiple and IRR calculations assume the Company was sold or publicly traded at the end of Year 3 at about 11 times EBITDA. For example, in the 29,850 unit scenario a $100,000 investment would be worth 16.5 times as much or $1,650,000 in 4 years equivalent to 102% annual return on investment.

All scenarios assume the Company is continuing to invest to grow the Company beyond this volume level. The Company believes it could reduce costs if this represented peak annual volume.

Financial documents available on VENTURE.co contain complete pro-forma financial statements for the first three years of the Company's operations. These pro-forma financial statements have been prepared on the assumption that a total of $1,000,000 and follow-on investments will be raised.

ADDITIONAL INFORMATION

Anders Stubkjaer, the Company's COO/CFO, will be available upon request to answer questions concerning the terms of this Offering, to provide any reasonably requested information necessary to verify the accuracy of the information contained in this Memorandum and to provide such other information reasonably requested by prospective investors as they deem necessary for the purposes of considering an investment in the Company. Mr. Stubkjaer can be reached by telephone at (847) 778-2477 or by e-mail at astubkjaer@BomBoard.com.

Kyle Clark, the Registered Principal of the Broker Dealer will be available upon request to answer questions concerning the terms of this Offering, to provide any reasonably requested information necessary to verify the accuracy of the information contained in this Memorandum and to provide such other information reasonably requested by prospective investors as they deem necessary for the purposes of considering an investment in the Company. The Mr. Clark can be contacted by telephone at (802) 338-1876.

You should rely only on the information contained in this Memorandum. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Memorandum is accurate as of the date on the front cover of this Memorandum only. Our business, financial condition, results of operations and prospects may have changed since that date.

Other

All investment opportunities on VENTURE.co, the online platform promoting the offerings, are managed by VENTURE.co, Burlington, a FINRA and SIPC member broker dealer. All content that is displayed on the investment opportunities has been reviewed by a principal (series 24) and due diligence has been conducted on the underlining information. Kyle Clark, as an executive of Venture.co Brokerage Services and concurrently as a registered person promoting BomBoard or any other raise carries no conflict of interest (other than an interest in the success of the offering) as the VENTURE.co platform is simply used as an extension of the brokerage marketing activities. VENTURE.co does not charge people to register, promote or utilize the platform and has no benefit from successful or unsuccessful raises or solicitations from investors. Kyle Clark attempts to provide a fair and balanced presentation of each offering according to the codes of conduct.

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